Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 31,365,859.00	0.0001381	$ 4,331.63
Fees Previously Paid
	Total Transaction Valuation:	$ 31,365,859.00
	Total Fees Due for Filing:			$ 4,331.63
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 4,331.63
Offering Note
[1]	Estimated solely for the purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Value has been calculated assuming a price per share of $3.75 in the Reverse Stock Split to cash out 5,585,229 shares of Common Stock and to satisfy the Company's obligations to employees, directors and service providers for 2,779,000 Phantom Units under the Executive Interests Plan. In such case, the aggregate cash consideration to be paid in the Reverse Stock Split will be $31,365,859. Capitalized terms that are used but not defined in this Filing Fee Exhibit have the meanings ascribed to them in the Schedule 13e-3 to which this exhibit relates. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $138.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01381% of the aggregate Transaction Valuation).

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A